Via Facsimile and U.S. Mail
Mail Stop 6010


September 22, 2005

Ms. Jian Li
Vice President, Finance and Corporate Controller
Durect Corporation
10240 Bubb Road
Cupertino, CA 95014

      Re:	Durect Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-31615

Dear Ms. Li:

      We have reviewed your September 1, 2005 response to our letter dated August 16, 2005 and have the following comments. We have limited our review of the above filing to those issues addressed in our comments, which ask you to provide us with information so we may better understand your disclosure. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

Results of Operations, page 29

1. We acknowledge your response to comment 1 per our letter dated August 16, 2005, as well as the proposed disclosure that you provided. However, we request that you enhance your proposed disclosure with respect to your major research and development projects, which you have outlined on page 8. Specifically, please provide us, in a disclosure-type format, the information requested in point a.) of our initial comment.



Notes to Consolidated Financial Statements, page 63

Revenue Recognition, page 66
2. We acknowledge your response to comment 2 per our letter dated August 16, 2005, but do not believe that the disclosure in your Forms
10-Q for the periods ended March 31, 2005 and June 30, 2005 adequately addresses our comment. Please provide us with the following information, in a disclosure-type format:
* the revenue recognized in each period for each collaboration/development agreement, including amounts related to up-front fees; and
* the specific development period used for recognizing the revenue, as well as the amortization methodology related to any up-front fees.

Note 2. Strategic Agreements, page 69

3. Please provide us, in a disclosure-type format, the information required by paragraph 14b. of SFAS No. 68 for each of your "partnered" collaboration and development agreements.


*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3679.

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Jian Li
Durect Corporation
September 22, 2005
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